Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is the text of a letter written by Omniture, Inc. Chief Executive Officer Josh James posted on Omniture, Inc.’s web site at http:www.omniture.com/acquisitions/visualsciences on October 31, 2007.
26 October 2007
To All Visual Sciences Customers:
We are very happy to see all of the interest and communication that has been taking place surrounding our announcement last week regarding Omniture’s planned acquisition of Visual Sciences.
Omniture’s paramount concern is ensuring that investments made by Visual Sciences’ customers are preserved. Customers should feel comfortable continuing their purchase plans for HBX, Visual Sciences Platform 5, SiteCatalyst or Discover.
In the future, HBX and SiteCatalyst customers will have access to an expanded set of features as we bring together the best elements from both products. Omniture plans to continue to support HBX and ensure customers of the HBX solution are happy.
Ours is a service driven business. We have ongoing relationships with our customers that are very important to us. Therefore, we are going to do what makes sense for our customers. In the future we will provide a compelling upgrade path that leverages both HBX (i.e. Report Builder) and SiteCatalyst code bases.
Omniture intends to continue to invest in Visual Sciences’ Platform 5 and its applications such as Visual Site and Visual Call. The current Visual Sciences development and service team will continue to drive the product forward. Omniture will also continue to develop Discover independently, and over time the functionality of Discover and Visual Site will become similar by combining the best features of both into the separate products. It is our intention to maintain two products — Discover On-Demand (evolution of the current Discover) and one delivered via software, Discover On-Site (evolution of the current Visual Site).
Further information regarding the future direction for products will be determined after comprehensive planning and the consideration of feedback from our customers and partners.
With the tremendous growth opportunities we see in the market, we believe this is a highly valuable combination that will allow the combined company to more aggressively invest in product functionality and service offerings to meet the ever increasing needs of our customers — more so than either company could have done on its own. This will result in the availability of a larger suite of products and services for our customers. Bottom line: customers will have access to more technology and services to help them optimize their online business.
Our proposed acquisition of Visual Sciences represents the fourth time Omniture has acquired the customer base of a competitive product, and we believe we understand how to make this process straightforward for customers. Paramount, in our view, is putting the needs of those customers first and allowing the increased functionality of the combined offering drive the pull of migration from the side of the customer. We believe this strategy has been successful in the past and it is what we are pursuing here.
Until regulatory review of the acquisition is complete, both companies will continue to operate independently.

Sincerely,

Josh Jones
CEO, Omniture

* * *
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the benefits of the proposed Omniture/Visual Sciences transaction including, but not limited to, expanded product features and future market growth opportunities. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information and Where You Can Find It
Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037 . Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040 . Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.